# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Life Time Group Holdings, Inc., CIK 0001869198
CUSIP: 53190C102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Date of event which requires filing of this statement: 12/19/2024
Filed by CIK 0001688079
Persons authorized to receive notices and communications: Alec Anderson, 5 Waterloo Lane, Unit 5A, Pembroke, Bermuda (D0), HM08, 14415428621

## Reporting persons
- BEVCO LUX S.A.R.L. (CIK 0001688079): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 9,002,099; shared voting power 0; sole dispositive power 9,002,099; shared dispositive power 0; aggregate amount beneficially owned 9,002,099 (4.4% of the class)
- USD BEVCO S.A.R.L.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 9,002,099; shared voting power 0; sole dispositive power 9,002,099; shared dispositive power 0; aggregate amount beneficially owned 9,002,099 (4.4% of the class)
- SNI INTERNATIONAL HOLDINGS S.A.R.L.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 9,002,099; shared voting power 0; sole dispositive power 9,002,099; shared dispositive power 0; aggregate amount beneficially owned 9,002,099 (4.4% of the class)
- AGUILA LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); member of a group; source of funds: other (OO); sole voting power 9,002,099; shared voting power 0; sole dispositive power 9,002,099; shared dispositive power 0; aggregate amount beneficially owned 9,002,099 (4.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Life Time Group Holdings, Inc.
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Bevco Lux S.a.r.l., a company formed under the laws of Luxembourg ("Bevco"), USD Bevco, a company formed under the laws of Luxembourg ("USD Bevco"), SNI International Holdings S.a.r.l., a company formed under the laws of Luxembourg ("SNI"), and Aguila Ltd., an exempted company incorporated under the laws of Bermuda ("Aguila" and together with Bevco, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 2.

USD Bevco is the sole shareholder of Bevco, SNI is the sole shareholder of USD Bevco, and Aguila is the the controlling shareholder of SNI.
Residence or business address:
The principal business address of Bevco is 37a, Avenue J.F. Kennedy, L - 1855 Luxembourg.
The principal business address of USD Bevco is 37a, Avenue J.F. Kennedy, L - 1855 Luxembourg.
The principal business address of SNI is 37a, Avenue J.F. Kennedy, L - 1855 Luxembourg.
The principal business address of Aguila is 5 Waterloo Lane, Unit 5A, Pembroke HM08, Bermuda.
The principal business of Bevco is investing in securities.
The principal business of each of USD Bevco, SNI and Aguila is to serve as a holding company for subsidiaries engaged in the investment of securities.
Present principal occupation or employment:
Attached as Exhibit 1 hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), certain affiliates of Leonard Green & Partners, L.P. ("LGP"), TPG Global, LLC ("TPG"), LNK Partners ("LNK"), MSD Capital, L.P., MSD Partners, L.P. ("MSD" and, together with MSD Capital, L.P., "MSD Investors"), the Reporting Persons, Partners Group (USA) Inc. ("PG"), Teacher Retirement System of Texas, JSS LTF Holdings Limited, SLT Investors, LLC and Bahram Akradi (collectively, the "Voting Group") may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other Voting Group Members, see Item 4 below.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, each person listed on Exhibit 1, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, each person listed on Exhibit 1, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a)-(c) above for citizenship of each of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering (the "IPO"), LifeCo LLC ("Lifeco") acquired 8,000,000 shares of the Issuer's Common Stock and 326,477 shares of the Issuer's Series A preferred stock for an aggregate price of approximately $206 million.

On October 12, 2021, each share of such Series A preferred stock automatically converted into 402,099 shares of Common Stock of the Issuer upon the closing of the Issuer's IPO for no additional consideration in accordance with the certificate of designations pertaining to such Series A preferred stock.

At the closing of the IPO on October 12, 2021, LifeCo purchased an additional 600,000 shares of Common Stock for $18.00 per share.

On December 19 and 20, 2024, Lifeco contributed all of the above-referenced shares of Common Stock at fair market value to Bevco through its parent company Aguila Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction:
Stockholders Agreement

In connection with the Issuer's IPO, the Issuer entered into an amended and restated stockholders' agreement, dated October 6, 2021 (the "Stockholders Agreement"), with the Voting Group members and certain other stockholders of the Issuer. Pursuant to the Stockholders Agreement, each Voting Group member was granted director nomination rights, agreed to vote all outstanding shares held by such Voting Group member in favor of each other's nominees and agreed to certain limitations on their ability to sell or transfer any shares of Common Stock for 18 months following the IPO. On December 19, 2024, Bevco entered into a Joinder agreement with the Issuer pursuant to which it agreed to be bound by, and be entitled to the benefits and obligations of, the terms and conditions of the Stockholders Agreement as if it had originally been a party thereto.

Pursuant to the Stockholders Agreement:

so long as TPG (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in TPG receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the "TPG Initial Investment Sell-Down"), TPG will be entitled to nominate three directors, (ii) has effected the TPG Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, TPG will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, TPG will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, TPG will not be entitled to nominate a director;

so long as LGP (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LGP receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the "LGP Initial Investment Sell-Down"), LGP will be entitled to nominate three directors, (ii) has effected the LGP Initial Investment Sell-Down, but still beneficially owns shares of Common Stock greater than or equal to 15% of the then outstanding shares of Common Stock, LGP will be entitled to nominate two directors, (iii) beneficially owns less than 15%, but greater than or equal to 10% of the then outstanding shares of Common Stock, LGP will be entitled to nominate one director and (iv) owns less than 10% of the then outstanding shares of Common Stock, LGP will not be entitled to nominate a director;

so long as LNK, MSD Investors, Bevco or PG, as applicable, (i) has not, following the consummation of the IPO, sold shares of Common Stock, through one or more transactions, resulting in LNK, MSD, Bevco or PG, as applicable, receiving aggregate gross proceeds in an amount at least equal to its initial investment in the Issuer (the "Other Stockholder Initial Investment Sell-Down"), LNK, MSD, Bevco and PG, as applicable, will each be entitled to nominate one director and (ii) has effected the Other Stockholder Initial Investment Sell-Down, LNK, MSD, Bevco and PG, as applicable, will not be entitled to nominate a director; and

so long as Mr. Akradi serves as Chief Executive Officer of the Issuer, he will be entitled to nominate one director, and if Mr. Akradi ceases to serve as Chief Executive Officer, he will not be entitled to nominate a director.

The Reporting Persons' nominee to the board of directors of the Issuer (the "Board") is Alejandro Santo Domingo.

The Stockholders Agreement also includes provisions pursuant to which the Issuer has agreed to file registration statements under the Securities Act covering resales of the shares of Common Stock held by LGP and TPG and has granted members of the Voting Group and certain other stockholders the right to piggyback on such registration statements in certain circumstances.

References to and descriptions of the Stockholders Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is filed as Exhibit 2 hereto and is incorporated by reference herein.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement and applicable law, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Calculations of the percentage of beneficial ownership are based on a total of 205,051,970 shares of Common Stock issued and outstanding as of the closing of the Issuer's 2024 offering of shares of Common Stock, as reported in the Prospectus Supplement filed by the Issuer with the Commission on August 12, 2024.

The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Bevco is the direct holder of 9,002,099 shares of Common Stock that represent 4.4% of the Common Stock issued and outstanding.

Aguila Ltd. controls SNI, SNI is the sole shareholder of USD Bevco, and USD Bevco is the sole shareholder of Bevco, and as a result each of Aguila, SNI and USD Bevco may be deemed to be the beneficial owner of the Common Stock owned directly by Bevco.
Number of shares as to which each person has sole or shared power to vote or dispose:
None of the individuals identified on Annex A beneficially owns any Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Bevco to the extent of its direct holdings in the securities reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Stockholders Agreement and is incorporated herein by reference. A copy of the agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Directors and Officers

2. Joint Filing Agreement, dated December 30, 2024, among the Reporting Persons

3. Third Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 12, 2021).

## Signatures
- BEVCO LUX S.A.R.L.: /s/ Dominic Bursucanu, Dominic Bursucanu/Class A Manager (12/30/2024)
- BEVCO LUX S.A.R.L.: /s/ Juan Carlos Garcia, Juan Carlos Garcia/Class B Manager (12/30/2024)
- USD BEVCO S.A.R.L.: /s/ Dominic Bursucanu, Dominic Bursucanu/Class A Manager (12/30/2024)
- USD BEVCO S.A.R.L.: /s/ Juan Carlos Garcia, Juan Carlos Garcia/Class B Manager (12/30/2024)
- SNI INTERNATIONAL HOLDINGS S.A.R.L.: /s/ Dominic Bursucanu, Dominic Bursucanu/Class A Manager (12/30/2024)
- SNI INTERNATIONAL HOLDINGS S.A.R.L.: /s/ Juan Carlos Garcia, Juan Carlos Garcia/Class B Manager (12/30/2024)
- AGUILA LTD.: /s/ Alec Anderson, Alec Anderson/Director (12/30/2024)